

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 17, 2008

Paul J. Murphy
Chief Financial Officer
Apogee Technology, Inc.
129 Morgan Drive
Norwood, MA   02062

> **RE: Apogee Technology, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-10456**

Dear Mr. Murphy:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief